Exhibit 99.7

CONSENT UNDER LOAN AND SECURITY AGREEMENT

THIS CONSENT UNDER LOAN AND SECURITY AGREEMENT (this “Consent”) is entered into as of June 24, 2023, by and among OXFORD FINANCE LLC, a Delaware limited liability company with an office located at 115 South Union Street, Suite 300, Alexandria, VA  22314 (“Oxford”), as collateral agent (in such capacity, “Collateral Agent”), the Lenders (as defined in the Loan Agreement (as defined below)) party hereto, CENTOGENE N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 72822872 (“Parent”), CENTOGENE GMBH, a company with limited liability (Gesellschaft mit beschränkter Haftung) incorporated under the laws of Germany with offices located at Am Strande 7, 18055 Rostock, Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Rostock under HRB 14967 (“Centogene Germany”), CENTOSAFE B.V., a private limited liability company (besloten vennootschap) incorporated under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, the Netherlands and with offices located at Am Strande 7, 18055 Rostock, Germany and registered with the Chamber of Commerce (Kamer van Koophandel) under number 80366120 (“Centosafe”) and CENTOGENE US, LLC, a Delaware limited liability company with offices located at 99 Erie Street, Cambridge, MA 02139 (together with Parent, Centogene Germany and Centosafe, individually and collectively, jointly and severally, “Borrower”).

A.       Collateral Agent, Borrower and Lenders have entered into that certain Loan and Security Agreement dated as of January 31, 2022, as amended by that certain First Amendment to Loan and Security Agreement dated as of July 28, 2022, as amended by that certain Second Amendment to Loan and Security Agreement dated as of April 30, 2023 (as further amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) pursuant to which Lenders have provided to Borrower certain loans in accordance with the terms and conditions thereof.

B.       Borrower desires that Parent enter into (i) that certain Joint Venture Agreement with Pharmaceutical Investment Company, a closed joint stock company incorporated under the laws of the Kingdom of Saudi Arabia, with commercial registration number 1010698585 and having its registered address located at Alra’idah Digital City, Building MU04, Al Nakhil District, P.O. Box 6847, Riyadh 11452, KSA (“PIC”) to be dated on or about June [23], 2023 (such Joint Venture Agreement, together with all exhibits and schedules thereto, in the form attached hereto as Exhibit A and as the same may be amended to the extent permitted by Section 2.1 hereof, the “PIC Joint Venture Agreement”), (ii) that certain Loan Agreement with PIC to be dated as of the Closing Date (as defined in the PIC Loan Agreement) (such Loan Agreement, together with all exhibits and schedules thereto, in the form attached hereto as Exhibit B and as the same may be amended to the extent permitted by Section 2.1 hereof, the “PIC Loan Agreement”), (iii) that certain Preemptive Rights Agreement with PIC to be dated as of the Closing Date (as defined in the PIC Loan Agreement) (such Preemptive Rights Agreement, together with all exhibits and schedules thereto, in the form attached hereto as Exhibit C and as the same may be amended to the extent permitted by Section 2.1 hereof, the “PIC Preemptive Rights Agreement”), (iv) that certain Second Registration Rights Agreement with PIC to be dated as of the Closing Date (as defined in the PIC Loan Agreement) (such Registration Rights Agreement, together with all exhibits and schedules thereto, in the form attached hereto as Exhibit D and as the same may be amended to the extent permitted by Section 2.1 hereof, the “PIC Registration Rights Agreement”) and (vi) those certain Commercial Agreements (as defined in the PIC Joint Venture Agreement) to be dated as of the Closing Date (as defined in the PIC Loan Agreement) with the joint venture company formed pursuant to the PIC Joint Venture Agreement (such agreements to be in form and substance reasonably satisfactory to Collateral Agent and Required Lenders, the “Joint Venture Commercial Agreements”, together with the PIC Loan Agreement, the PIC Joint Venture Agreement, the PIC Preemptive Rights Agreement, the PIC ROFO Agreement and the PIC Registration Rights Agreement, the “PIC Transaction Documents”).

C.       Section 7.7 of the Loan Agreement requires Borrower to obtain the consent of Required Lenders to enter into the PIC Transaction Documents and consummate the transactions contemplated thereby and Borrower has requested that Collateral Agent and the Lenders provide such consent.

D.       Borrower has requested that Collateral Agent and the Lenders not require Borrower’s compliance with Section 6.6(d) of the Loan Agreement for a limited period of time (the “Cash Covenant Standstill”).

E.       Collateral Agent and Lenders have agreed to provide such consent and the Cash Covenant Standstill, subject to, and in accordance with, the terms and conditions set forth in this Consent, and in reliance upon the representations and warranties set forth below.

Agreement

NOW, THEREFORE, in consideration of the promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Borrower, the Lenders and Collateral Agent hereby agree as follows:

1.       Definitions. Capitalized terms used but not defined in this Consent shall have the meanings given to them in the Loan Agreement.

2.       Consent and Cash Covenant Standstill Period.

2.1       Subject to the terms and conditions hereof, Collateral Agent and Lenders hereby consent to Parent’s execution, delivery and performance of the PIC Transaction Documents in the forms attached hereto as Exhibit A through Exhibit D and consummation of the transactions contemplated thereby. Any amendment to the Transaction Documents, including any exhibit or schedule thereto, or waiver of any condition contained therein, that is adverse to Borrower or Lenders in any material respect, or could reasonably be expected to be adverse to Borrower or Lenders in any material respect, shall require the prior written approval of Collateral Agent and Required Lenders. In furtherance of the foregoing, (a) any agreement regarding the minority investor rights in favor of PIC, whether granted pursuant to Section 6(g) of the PIC Loan Agreement or otherwise, shall be in form and substance reasonably satisfactory to Collateral Agent and Required Lenders and (b) prior to the closing of the transactions contemplated by the PIC Transaction Documents, neither Borrower nor any of its Subsidiaries shall Transfer any assets to PIC, the joint venture company formed pursuant to the PIC Joint Venture Agreement or any other Person pursuant to the PIC Joint Venture Agreement, the PIC Transaction Documents or any other agreement related thereto, except to the extent such Transfers are permitted by clause (k) of the defined term “Permitted Investments” in the Loan Agreement.

2.2       The consents set forth in Section 2.1 above are subject to Borrower satisfying the following conditions: (a) concurrently with, but immediately prior to, the Closing Date (as defined in the PIC Loan Agreement), (i) Borrower shall enter into an amendment of the Loan Agreement and such other Loan Documents with Collateral Agent and Required Lenders incorporating the terms set forth on Exhibit E attached hereto, in each case in form and substance reasonably satisfactory to Collateral Agent and Required Lenders, and (ii) PIC and Borrower shall enter into that certain Subordination Agreement in the form attached hereto as Exhibit F and (b) no Event of Default has occurred and is continuing.

2.3       Subject to the terms and conditions hereof, during the Cash Covenant Standstill Period (as defined below), Borrower is not required to comply with Section 6.6(d) of the Loan Agreement. The defined term “Cash Covenant Standstill Period” means the period commencing on the date of this Consent and ending on the earliest of (a) the Closing Date (as defined in the PIC Loan Agreement), (b) October 31, 2023 and (c) the occurrence of an Event of Default.

3.       Limitation of Consent and Cash Covenant Standstill Period.

3.1       Except for the consents set forth in Section 2.1 above and the Cash Covenant Standstill Period set forth in Section 2.3 above, Collateral Agent and the Lenders have not consented to, and are not consenting to, any other transaction or action or inaction in violation of the Loan Agreement or any other Loan Document.

3.2       The consents set forth in Section 2.1 above and the Cash Covenant Standstill Period set forth in Section 2.3 above are effective for the purposes set forth herein and shall be limited precisely as written and shall not be deemed to (a) be a consent to any amendment, waiver or modification of any other term or condition of any Loan Document, including, without limitation, a waiver of any default or Event of Default under the Loan Agreement resulting from Parent’s failure to consummate the transactions contemplated by the PIC Transaction Documents or the breach or fulfillment of any of Parent’s obligations under the PIC Transaction Documents, (b) impair or limit Collateral Agent’s or any Lender’s right to demand strict performance of Section 6.6(d) after termination of the Cash Covenant Standstill Period, (c) impair or limit Collateral Agent’s or any Lender’s right to demand strict performance of all other covenants (except for the consents set forth in Section 2.1), or (d) otherwise prejudice any right, remedy or obligation which Collateral Agent, Lenders or Borrower may now have or may have in the future under or in connection with any Loan Document, including, without limitation, any breach of Section 6.6(d) of the Loan Agreement occurring after termination of the Cash Covenant Standstill Period.

3.3       This Consent shall be construed in connection with and as part of the Loan Documents and all terms, conditions, representations, warranties, covenants and agreements set forth in the Loan Documents are hereby ratified and confirmed and shall remain in full force and effect.

4.       Representations and Warranties. To induce Collateral Agent and the Lenders to enter into this Consent, Borrower hereby represents and warrants to Collateral Agent and the Lenders as follows:

4.1       Immediately after giving effect to this Consent (a) the representations and warranties contained in the Loan Documents are true, accurate and complete in all material respects as of the date hereof (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct in all material respects as of such date) and (b) no Event of Default has occurred and is continuing;

4.2       Borrower has the power and due authority to execute and deliver this Consent and to perform its obligations under the Loan Agreement;

4.3       The organizational documents of Borrower delivered to Collateral Agent on the Effective Date, and updated pursuant to subsequent deliveries by or on behalf of the Borrower to the Collateral Agent, remain true, accurate and complete and have not been amended, supplemented or restated and are and continue to be in full force and effect;

4.4       The execution and delivery by Borrower of this Consent and the performance by Borrower of its obligations under the Loan Agreement, do not contravene (i) any material law or regulation binding on or affecting Borrower, (ii) any material contractual restriction with a Person binding on Borrower, (iii) any order, judgment or decree of any court or other governmental or public body or authority, or subdivision thereof, binding on Borrower, or (iv) the organizational documents of Borrower;

4.5       The execution and delivery by Borrower of this Consent and the performance by Borrower of its obligations under the Loan Agreement, do not require any order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by any governmental or public body or authority, or subdivision thereof, binding on Borrower, except as already has been obtained or made;

4.6       This Consent has been duly executed and delivered by Borrower and is the binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium or other similar laws of general application and equitable principles relating to or affecting creditors’ rights.

5.       Loan Document. Borrower, Lenders and Collateral Agent agree that this Consent shall be a Loan Document. Except as expressly set forth herein, the Loan Agreement and the other Loan Documents shall continue in full force and effect without alteration or amendment. This Consent and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements.

6.       Release by Borrower.

6.1       FOR GOOD AND VALUABLE CONSIDERATION, Borrower hereby forever relieves, releases, and discharges Collateral Agent and each Lender and their respective present or former employees, officers, directors, agents, representatives, attorneys, and each of them, from any and all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs and expenses, actions and causes of action, of every type, kind, nature, description or character whatsoever, whether known or unknown, suspected or unsuspected, absolute or contingent, arising out of or in any manner whatsoever connected with or related to facts, circumstances, issues, controversies or claims existing or arising from the beginning of time through and including the date of execution of this Consent solely to the extent such claims arise out of or are in any manner whatsoever connected with or related to the Loan Documents, the Recitals hereto, any instruments, agreements or documents executed in connection with any of the foregoing or the origination, negotiation, administration, servicing and/or enforcement of any of the foregoing (collectively “Released Claims”).

6.2       By entering into this release, Borrower recognizes that no facts or representations are ever absolutely certain and it may hereafter discover facts in addition to or different from those which it presently knows or believes to be true, but that it is the intention of Borrower hereby to fully, finally and forever settle and release all matters, disputes and differences, known or unknown, suspected or unsuspected in relation to the Released Claims; accordingly, if Borrower should subsequently discover that any fact that it relied upon in entering into this release was untrue, or that any understanding of the facts was incorrect, Borrower shall not be entitled to set aside this release by reason thereof, regardless of any claim of mistake of fact or law or any other circumstances whatsoever. Borrower acknowledges that it is not relying upon and has not relied upon any representation or statement made by Collateral Agent or Lenders with respect to the facts underlying this release or with regard to any of such party’s rights or asserted rights.

6.3       This release may be pleaded as a full and complete defense and/or as a cross-complaint or counterclaim against any action, suit, or other proceeding that may be instituted, prosecuted or attempted in breach of this release. Borrower acknowledges that the release contained herein constitutes a material inducement to Collateral Agent and the Lenders to enter into this Consent, and that Collateral Agent and the Lenders would not have done so but for Collateral Agent’s and the Lenders’ expectation that such release is valid and enforceable in all events.

7.       Effectiveness. This Consent shall be deemed effective as of the date hereof upon the due execution of this Consent by the parties hereto.

8.       Counterparts. This Consent may be executed in any number of counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Delivery by electronic transmission (e.g. “.pdf”) of an executed counterpart of this Consent shall be effective as a manually executed counterpart signature thereof.

9.       Governing Law. This Consent and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the State of New York.

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IN WITNESS WHEREOF, the parties hereto have caused this Consent Under Loan and Security Agreement to be executed as of the date first set forth above.

BORROWER:

CENTOGENE N.V.

By: /s/ Jose Miguel Coego Rios
Name: Jose Miguel Coego Rios
Title: Chief Financial Officer CENTOGENE GMBH By: /s/ Jose Miguel Coego Rios Name: Jose Miguel Coego Rios Title: Managing Director (Geschäftsführer) By: /s/ Peter Bauer

Name: /s/ Peter Bauer

Title: Managing Director (Geschäftsführer)

CENTOSAFE B.V.

By: /s/ Jose Miguel Coego Rios

Name: Jose Miguel Coego Rios

Title: Chief Financial Officer

CENTOGENE US, LLC

By: /s/ Debashree Ganguly

Name: Debashree Ganguly

Title: Managing Director

COLLATERAL AGENT:

OXFORD FINANCE LLC

By: /s/ Colette H. Featherly
Name: Colette H. Featherly

Title: Senior Vice President LENDERS: OXFORD FINANCE FUNDING I, LLC By: /s/ Colette H. Featherly Name: Colette H. Featherly Title: Secretary

OXFORD FINANCE FUNDING XIII, LLC

By: /s/ Colette H. Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING 2020-1, LLC

By: /s/ Colette H. Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE FUNDING XII, LLC

By: /s/ Colette H. Featherly

Name: Colette H. Featherly

Title: Secretary

OXFORD FINANCE CREDIT FUND II LP

By: Oxford Finance Advisors, LLC, its manager

By: /s/ Colette H. Featherly

Name: Colette H. Featherly

Title: Senior Vice President

OXFORD FINANCE CREDIT FUND III LP

By: Oxford Finance Advisors, LLC, its manager

By: /s/ Colette H. Featherly

Name: Colette H. Featherly

Title: Senior Vice President

Exhibit A

Form of PIC Joint Venture Agreement

Exhibit B

Form of PIC Loan Agreement

Exhibit C

Form of PIC Preemptive Rights Agreement

Exhibit D

Form of PIC Registration Rights Agreement

Exhibit E

Term Sheet

Exhibit F

Form of Subordination Agreement